UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CROSS SHORE DISCOVERY FUND

(Name of Subject Company (Issuer))

CROSS SHORE DISCOVERY FUND

(Name of Filing Person(s) (Issuer))

Institutional Shares

(Title of Class of Securities)

22757Y104

(CUSIP Number of Class of Securities)

Emily Brumley

Assistant Secretary

Cross Shore Discovery Fund

225 Pictoria Drive, Suite 450, Cincinnati, OH 45246

(513) 869-4303

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Filing Person(s))

Copy to:

Thomas G. Sheehan

Practus, LLP

11300 Tomahawk Creek Parkway

Suite 310

Leawood, KS 66211

(207) 553-3834

May 1, 2024

(Date Tender Offer First Published,

Sent or Given to Security Holders)

1

 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.

X	issuer tender offer subject to Rule 13e-4.

	going-private transaction subject to Rule 13e-3.

	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on May 1, 2024 by Cross Shore Discovery Fund (the “Fund”) in connection with an offer by the Fund to purchase Institutional Shares of the Fund (“Shares”) from shareholders of that class (“Shareholders”) in an aggregate amount of up to ten percent (10%) of the Fund’s net asset value as of June 28, 2024 subject to the terms and conditions set out in the related Offer to Purchase and Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed with the Statement on May 1, 2024.

This is the final amendment to the Statement and it is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

(1)	Shareholders who desired to tender their Shares, or a portion thereof, for purchase were required to submit their tenders prior to 11:59 P.M., Eastern Time, on May 31, 2024.

(2)	Shares with a value of $519,519 were tendered pursuant to that offer.

(3)	The Valuation Date of the Shares tendered pursuant to the Offer was June 28, 2024.

(4)	On July 31, 2024 the Fund paid such Shareholders $519,519 representing the full value of the Shares tendered.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CROSS SHORE DISCOVERY FUND

2

By:	/s/ Benjamin Bloomstone_________________________
Name:	Benjamin Bloomstone
Title:	President, Principal Executive Officer

September 4, 2024

Exhibit

Filing Fee Table

3